Exhibit 3.1

AMENDMENT NO. TWO

TO THE BYLAWS OF

CNL INCOME PROPERTIES, INC.

By resolution adopted by a unanimous written consent of the Board of Directors of CNL Income Properties, Inc. (the “Corporation”), the Board of Directors (the “Board”) has authorized the following amendment to the Corporation’s Bylaws:

Section 5 of Article V, is to be deleted in its entirety and replaced by the following:

SECTION 5. CHIEF EXECUTIVE OFFICER. The Directors may designate a chief executive officer from among the elected officers. In the absence of such designation, the president shall be the chief executive officer of the Company. The chief executive officer shall in general supervise the management of the business affairs of the Company and the implementation of the policies of the Company, as determined by the Directors. He or she may execute any deed, mortgage, bond, contract or other instrument, except in cases where the execution thereof shall be expressly delegated by the Directors or by these Bylaws to some other officer or agent of the Company or shall be required by law to be otherwise executed; and in general shall perform all duties incident to the office of chief executive officer and such other duties as may be prescribed by the Directors from time to time.

The foregoing is certified as Amendment No. Two to the Bylaws of the Corporation, adopted by the Board (including a majority of the Independent Directors, as such term is defined in the Corporation’s Amended and Restated Articles of Incorporation, as amended) as of September 19, 2005.

/s/ Tammie A. Quinlan
Tammie A. Quinlan, Secretary